FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Introduces the BlackBerry Mini Keyboard for the BlackBerry PlayBook Tablet	3

Document 1

                                           March 13, 2012

RIM Introduces the BlackBerry Mini Keyboard for the BlackBerry PlayBook Tablet

Waterloo, ON – March 13, 2012 - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced the BlackBerry® Mini Keyboard™, a new accessory for the BlackBerry® PlayBook™ tablet.

The BlackBerry Mini Keyboard is ultra portable and comes complete with a stylish convertible case that doubles as a stand for the tablet.  In addition to a full QWERTY keyboard, it offers an integrated touchpad that allows users to navigate and control the BlackBerry PlayBook as easily as using the touch screen on the tablet itself. When the keyboard is active, the PlayBook tablet’s virtual keyboard remains hidden, freeing up 100% of the display for the task at hand.

“Whether you’re typing email, creating documents, surfing the web or using other apps, the BlackBerry Mini Keyboard and its integrated carrying case is an ideal accessory,” said James Poulton, Director, Advanced Accessories.

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Powerful Multi-touch Control - The BlackBerry Mini Keyboard comes equipped with a touchpad that supports BlackBerry PlayBook gestures. The touchpad also offers additional gestures similar to the standard mouse and touchpad controls on a laptop, including a single tap to simulate a mouse click, a two finger tap to right-click, and a two-finger up or down swipe to scroll vertically.

•	Ultimate Portability - The BlackBerry Mini Keyboard is ultra-portable and lightweight, measuring less than 6mm thick.

•	Security - The BlackBerry Mini Keyboard connects to your BlackBerry PlayBook tablet via Bluetooth®, and features 128-bit encryption to keep the data passed between keyboard and tablet secure.

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Powered and Ready When You Need It - The BlackBerry Mini Keyboard conveniently uses the micro-USB charger that comes with the BlackBerry PlayBook (one less charger to carry), and the keyboard battery lasts up to 30 days on a full charge.

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Third Party App Support - The BlackBerry Mini Keyboard is a great productivity enhancer. It works with the new BlackBerry PlayBook 2.0 Messages, Contacts and Calendar apps as well as Documents To Go, and provides an optimal user experience for third party apps such as Citrix Receiver, which allows users to remotely access their Windows desktop and apps from the tablet.

Availability

The BlackBerry Mini Keyboard is now available for pre-order internationally at www.shopblackberry.com for US$119.99. In Canada, it is also available for pre-order exclusively at The Source - www.thesource.ca.

Additional Reference Material

•	Inside BlackBerry blog post

•	BlackBerry PlayBook web page

•	BlackBerry Mini Keyboard video and Citrix app demo

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 13, 2012	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations